JACKSON®

JNL® SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

December 16, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 168 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 169 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective April 27, 2020:

1)	To add the following new funds and respective Investment Sub-Advisers:
-JNL Conservative Allocation Fund (Existing Adviser: Jackson National Asset Management, LLC)
-JNL Moderate Allocation Fund (Existing Adviser: Jackson National Asset Management, LLC)
-JNL iShares Tactical Moderate Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL iShares Tactical Moderate Growth Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL iShares Tactical Growth Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/American Funds Global Growth Fund (Existing Adviser: Jackson National Asset Management, LLC)
-JNL/American Funds Growth Fund (Existing Adviser: Jackson National Asset Management, LLC)
-JNL/DFA U. S. Small Cap Fund (Existing Investment Sub-Adviser: Dimensional Fund Advisors LP)
-JNL/DoubleLine® Total Return Fund (Existing Investment Sub-Adviser: DoubleLine Capital LP)
-JNL/Lazard International Strategic Equity Fund (Existing Investment Sub-Adviser: Lazard Asset Management LLC)
-JNL/Lord Abbett Short Duration Income Fund (New Investment Sub-Adviser: Lord Abbett & Co. LLC)
-JNL/Mellon DowSM Index Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon MSCI World Index Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Equity Income Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Nasdaq® 100 Index Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Communication Services Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Consumer Discretionary Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Energy Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Financial Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Healthcare Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Mellon Information Technology Sector Fund (Existing Investment Sub-Adviser: Mellon Investments Corporation)
-JNL/Neuberger Berman Commodity Strategy Fund (Existing Investment Sub-Adviser: Neuberger Berman Investment Advisers LLC)
-JNL/PIMCO Investment Grade Credit Bond Fund (Existing Investment Sub-Adviser: Pacific Investment Management Company LLC)
-JNL/T. Rowe Price Capital Appreciation Fund (Existing Investment Sub-Adviser: T. Rowe Price Associates, Inc.)
-JNL/WCM Focused International Equity Fund (Existing Investment Sub-Adviser: WCM Investment Management, LLC)
2)	To add a new Investment Sub-Adviser Nuance Investments, LLC to the JNL Multi-Manager Mid Cap Fund.
3)
To change the investment strategy and Investment Sub-Adviser for the JNL/Crescent High Income Fund to existing Investment Sub-Adviser: T. Rowe Price Associates, Inc. and to change the fund name to the JNL/T. Rowe Price U.S. High Yield Fund.

4)
To change the investment strategy and Investment Sub-Adviser for the JNL/Franklin Templeton Mutual Shares Fund to existing Investment Sub-Adviser: J.P. Morgan Investment Management Inc. and to change the fund name to the JNL/JPMorgan Growth & Income Fund.

5)
To change the investment strategy and Investment Sub-Adviser for the JNL/Lazard Emerging Markets Fund to existing Investment Sub-Advisers: T. Rowe Price Associates, Inc., WCM Investment Management, LLC, Wellington Management Company LLP and Kayne Anderson Rudnick Investment Management, LLC, and to change the fund name to the JNL Multi-Manager Emerging Markets Equity Fund.

6)	To change the investment strategy for the JNL/T. Rowe Price Managed Volatility Balanced Fund and to change the fund name to the JNL/T. Rowe Price Balanced Fund.
7)	To change fund names and sub-advisers as follows:
-JNL/Oppenheimer Global Growth Fund to JNL/Invesco Global Growth Fund
-JNL/S&P Competitive Advantage Fund to JNL/Goldman Sachs Competitive Advantage Fund
-JNL/S&P Dividend Income & Growth Fund to JNL/Goldman Sachs Dividend Income & Growth Fund
-JNL/S&P Intrinsic Value Fund to JNL/Goldman Sachs Intrinsic Value Fund
-JNL/S&P Total Yield Fund to JNL/Goldman Sachs Total Yield Fund
-JNL/S&P International 5 Fund to JNL/Goldman Sachs International 5 Fund
-JNL/S&P 4 Fund to JNL/Goldman Sachs 4 Fund
-JNL/S&P Managed Conservative Fund to JNL/Goldman Sachs Managed Conservative Fund
-JNL/S&P Managed Moderate Fund to JNL/Goldman Sachs Managed Moderate Fund
-JNL/S&P Managed Moderate Growth Fund to JNL/Goldman Sachs Managed Moderate Growth Fund
-JNL/S&P Managed Growth Fund to JNL/Goldman Sachs Managed Growth Fund
-JNL/S&P Managed Aggressive Growth Fund to JNL/S&P Managed Aggressive Growth Fund
8)	To merge the JNL Institutional Alt 25 Fund into the JNL Moderate Growth Allocation Fund.
9)	To merge the JNL Institutional Alt 50 Fund into the JNL Moderate Allocation Fund.
10)	To merge the JNL/FPA + DoubleLine® Flexible Allocation Fund into the JNL/JPMorgan Global Allocation Fund.
11)	To merge the JNL/Franklin Templeton Global Fund into the JNL/Loomis Sayles Global Growth Fund.
12)	To merge the JNL/Goldman Sachs Emerging Markets Debt Fund into the JNL/DoubleLine® Emerging Markets Fixed Income Fund.
13)	To merge the JNL/Invesco China-India Fund into the JNL/Lazard Emerging Markets Fund.
14)	To merge the JNL/Mellon S&P 1500 Growth Index Fund into the JNL/Mellon Nasdaq® 100 Index Fund.
15)	To merge the JNL/Mellon S&P 1500 Value Index Fund into the JNL/Mellon DowSM Index Fund.
16)	To merge the JNL/Oppenheimer Emerging Markets Innovator Fund into the JNL/Lazard Emerging Markets Fund.
17)	To merge the JNL/PPM America Mid Cap Value Fund into the JNL/MFS Mid Cap Value Fund.
18)	To merge the JNL/PPM America Value Equity Fund into the JNL/Franklin Templeton Mutual Shares Fund.
19)	To merge the JNL/Scout Unconstrained Bond Fund into the JNL/PIMCO Income Fund.
20)	To merge the JNL/S&P Mid 3 Fund into the JNL/Mellon S&P 400 MidCap Index Fund.
21)	To reflect other changes.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

encs.